UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	TR-1 Notification of Major Holdings, dated 28 October 2022

 TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BJ1F4N75

Issuer Name

MICRO FOCUS INTERNATIONAL PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name

JPMorgan Chase & Co.

City of registered office (if applicable)

Country of registered office (if applicable)

US

4. Details of the shareholder

Name	City of registered office	Country of registered office
J.P. Morgan Securities plc

5. Date on which the threshold was crossed or reached

25-Oct-2022

6. Date on which Issuer notified

27-Oct-2022

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.482875	4.978330	5.461205	18512481
Position of previous notification (if applicable)	0.301297	5.802735	6.104032

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BJ1F4N75		1636861		0.482875
Sub Total 8.A	1636861		0.482875%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Depository Receipt	n/a	n/a	2348	0.000699
Sub Total 8.B1			2348	0.000699%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Cash-settled Equity Swap	02/12/2022	02/12/2022	Cash	1970	0.000581
Cash-settled Equity Swap	04/01/2023	04/01/2023	Cash	6982	0.002060
Cash-settled Equity Swap	18/01/2023	18/01/2023	Cash	422505	0.124639
Cash-settled Equity Swap	02/02/2023	02/02/2023	Cash	12968	0.003826
Cash-settled Equity Swap	07/02/2023	07/02/2023	Cash	2051464	0.605184
Cash-settled Equity Swap	02/03/2023	02/03/2023	Cash	15962	0.004709
Cash-settled Equity Swap	08/03/2023	08/03/2023	Cash	3406259	1.004849
Cash-settled Equity Swap	17/03/2023	17/03/2023	Cash	972992	0.287033
Cash-settled Equity Swap	23/03/2023	23/03/2023	Cash	2988139	0.881503
Cash-settled Equity Swap	04/04/2023	04/04/2023	Cash	20925	0.006173
Cash-settled Equity Swap	28/04/2023	28/04/2023	Cash	992460	0.292777
Cash-settled Equity Swap	03/05/2023	03/05/2023	Cash	3599	0.001062
Cash-settled Equity Swap	17/05/2023	17/05/2023	Cash	4988139	1.471505
Cash-settled Equity Swap	02/06/2023	02/06/2023	Cash	77476	0.022855
Cash-settled Equity Swap	05/07/2023	05/07/2023	Cash	6183	0.001824
Cash-settled Equity Swap	02/08/2023	02/08/2023	Cash	6319	0.001864
Cash-settled Equity Swap	11/08/2023	11/08/2023	Cash	25240	0.007446
Cash-settled Equity Swap	13/09/2023	13/09/2023	Cash	8145	0.002403
Cash-settled Equity Swap	03/10/2023	03/10/2023	Cash	416416	0.122843
Cash-settled Equity Swap	13/10/2023	13/10/2023	Cash	89778	0.026485
Cash-settled Equity Swap	18/10/2023	18/10/2023	Cash	105000	0.030975
Cash-settled Equity Swap	01/11/2023	01/11/2023	Cash	2436	0.000719
Cash-settled Equity Swap	02/11/2023	02/11/2023	Cash	187872	0.055422
Cash-settled Equity Swap	28/11/2023	28/11/2023	Cash	4456	0.001315
Cash-settled Equity Swap	15/12/2023	15/12/2023	Cash	56609	0.016700
Cash-settled Equity Swap	02/11/2027	02/11/2027	Cash	2978	0.000879
Sub Total 8.B2				16873272	4.977631%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
JPMorgan Chase & Co.	J.P. Morgan Securities plc			4.977629%
JPMorgan Chase & Co.	JPMorgan Chase Bank, National Association
JPMorgan Chase & Co.	J.P. Morgan SE
JPMorgan Chase & Co.	J.P. Morgan Securities LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Chain of controlled undertakings:

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)
J.P. Morgan International Finance Limited (100%)
J.P. Morgan Capital Holdings Limited (100%)
J.P. Morgan Securities plc (100%)

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)
J.P. Morgan International Finance Limited (100%)
J.P. Morgan SE (100%)

JPMorgan Chase & Co.
JPMorgan Chase Holdings LLC (100%)
J.P. Morgan Broker-Dealer Holdings Inc. (100%)
J.P. Morgan Securities LLC (100%)

12. Date of Completion

13. Place Of Completion

London

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 28 October 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer